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Exhibit 99.2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

(Thousands of Euro)	Footnote reference	2010	2009

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	679,852	380,081
Accounts receivable—net	6	655,892	618,884
Inventories—net	7	590,036	524,663
Other assets	8	226,759	198,365

Total current assets		2,152,539	1,721,993
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,229,130	1,149,972
Goodwill	10	2,890,397	2,688,835
Intangible assets—net	10	1,155,007	1,149,880
Investments	11	54,083	46,317
Other assets	12	148,125	147,591
Deferred tax assets	13	364,299	356,706

Total non-current assets		5,841,040	5,539,301

TOTAL ASSETS		7,993,579	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14	158,648	148,951
Current portion of long-term debt	15	197,566	166,279
Accounts payable	16	537,742	434,604
Income taxes payable	17	60,067	11,204
Other liabilities	18	549,280	554,136

Total current liabilities		1,503,303	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	19	2,435,071	2,401,796
Liability for termination indemnities	20	45,363	44,633
Deferred tax liabilities	21	429,848	396,048
Other liabilities	22	310,590	350,028

Total non-current liabilities		3,220,872	3,192,505
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' equity		3,256,375	2,737,239
Non-controlling Interests	24	13,029	16,376

Total stockholders' equity		3,269,404	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,993,579	7,261,294

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

(Thousands of Euro)(1)	Footnote reference	2010	2009

Net sales	4	5,798,035	5,094,318
Cost of sales		1,990,205	1,762,591

Gross profit		3,807,831	3,331,727

Selling		1,896,521	1,691,801
Royalties		99,606	100,623
Advertising		371,852	311,938
General and administrative		727,693	656,280
Total operating expenses		3,095,672	2,760,642

Income from operations		712,159	571,085

Other income/(expense)
Interest income	25	8,494	6,887
Interest expense	25	(106,987)	(109,132)
Other—net	25	(8,130)	(4,056)

Income before provision for income taxes		605,535	464,784

Provision for income taxes	25	(218,219)	(159,888)

Net income from continuing operations		387,315	304,896

Discontinued operations		19,944	0

Net Income		407,258	304,896

Of which attributable to:
—Luxottica Group stockholders		402,187	299,122
—Non-controlling interests		5,072	5,774

NET INCOME		407,258	304,896

Weighted average number of shares outstanding:
Basic		458,711,441	457,270,491
Diluted		460,535,397	457,937,802
EPS:
Basic—from continuing operations		0.83	0.65
Basic—from discontinued operations		0.04	0.00
Basic		0.88	0.65
Diluted—from continuing operations		0.83	0.65
Diluted—from discontinued operations		0.04	0.00
Diluted		0.87	0.65

(1)
Amounts in thousands except per share data

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

(Thousands of Euro)	2010	2009

Net income	407,258	304,896
Other comprehensive income:
Cash flow hedge—net of tax	(3,223)	10,429
Currency translation differences	233,518	24,827
Actuarial gain/(loss) on defined benefit plans—net of tax	(8,744)	14,951
Total other comprehensive income—net of tax	221,552	50,207

Total comprehensive income for the period	628,810	355,103

Attributable to:
—Luxottica Group stockholders' equity	622,949	349,889
—Non-controlling interests	5,861	5,214

Total comprehensive income for the period	628,810	355,103

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity
(Thousands of Euro)

Balance as of January 1, 2009	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net Income	—	—	—	—	299,122	—	—	—	299,122	5,774
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	25,387	—	25,387	(560)
Cash Flow Hedge—net of taxes of Euro 4.2 million	—	—	—	—	10,429	—	—	—	10,429	—
Actuarial gains/(losses)—net of taxes of Euro 8.1 million	—	—	—	—	14,951	—	—	—	14,951	—

Total Comprehensive Income as of December 31, 2009	—	—	—	—	324,502	—	25,387	—	349,889	5,214

Exercise of Stock Options	1,018,150	61	—	11,437	—	—	—	—	11,498	—
Non-cash Stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	26,605	—	—	26,605	—
Excess tax benefit on Stock Options				1,156				—	1,156
Investments in treasury shares	—	—	—	15,895	—	—	—	(12,726)	3,169	—
Dividends (Euro 0.22 per share)	—	—	—	—	(100,833)	—	—	—	(100,833)	(2,567)
Allocation of Legal Reserve	—	—	7	—	(7)	—	—	—	—	—

Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net Income	—	—	—	—	402,187	—	—	—	402,187	5,072
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	232,729	—	232,729	789
Cash Flow Hedge—net of taxes of Euro 0.3 million	—	—	—	—	(3,223)	—	—	—	(3,223)	—
Actuarial gains/(losses)—net of taxes of Euro 4.6 million	—	—	—	—	(8,744)	—	—	—	(8,744)	—

Total Comprehensive Income as of December 31, 2010					390,220		232,729		622,949	5,861

Exercise of Stock Options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash Stock-based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on Stock Options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(9,208)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—	—

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

Thousands of Euro	2010	2009

Net income	407,259	304,897
Stock-based compensation	32,940	24,936
Depreciation and amortization	322,062	285,445
Net loss on disposals of fixed assets and other	4,990	11,231
Other non-cash items(**)	4,524	13,806
Changes in accounts receivable	(1,606)	25,659
Changes in inventories	(36,544)	46,703
Changes in accounts payable	86,667	27,488
Changes in other assets/liabilities	(21,114)	180,004
Changes in income taxes payable	32,455	(16,681)
Total adjustments	424,374	598,591
Cash provided by operating activities	831,633	903,488
Property, plant and equipment:
—Additions	(230,358)	(200,409)
—Disposals	—	—
Purchases of businesses—net of cash acquired(***)	(121,761)	(7,518)
Sales of businesses—net of cash disposed	5,520	—
Investments in equity investees	(20,684)	(21,323)
Additions to intangible assets	—	(19)

Cash used in investing activities	(367,283)	(229,269)

(*)
In accordance with IAS/IFRS

(**)
Other non-cash items include deferred taxes for Euro 31.5 million (Euro 14.2 million in 2009), gain on sale of business for Euro (8.2) million (Euro 0 million in 2009), income from the reversal of some contingent liabilities recorded upon the sale of the retail business Things Remembered, occurred in 2006 for Euro (19.9) million (Euro 0 million in 2009), other non-cash items for Euro 1.1 million (Euro (0.4) million in 2009).

(***)
Purchases of businesses—net of cash acquired include the purchase of the non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 61.8 million (Euro 0 million in 2009), the purchase of the non-controlling interest in the English subsidiary Sunglass Hut UK for Euro 32.3 million (Euro 0 million in 2009), the purchase of the OF Pty ltd group in Australia for Euro 14.6 million (Euro 0 million in 2009) and other acquisitions for Euro 13.1 million (Euro 7.5 million in 2009).

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)

Thousands of Euro	2010	2009

Long-term debt:
—Proceeds	881,705	987,738
—Repayments	(930,362)	(1,214,976)
Increase (decrease) in short-term lines of credit	14,185	(57,418)
Exercise of stock options	22,416	11,498
Sale of treasury shares	14,195	3,169
Dividends	(169,839)	(103,484)

Cash used in financing activities	(167,700)	(373,473)

Increase in cash and cash equivalents	296,650	300,746

Cash and cash equivalents, beginning of the period	346,624	28,426

Effect of exchange rate changes on cash and cash equivalents	21,684	17,452

Cash and cash equivalents, end of the period	664,958	346,624

Supplemental disclosure of cash flows information:

	2010	2009
Thousands of Euro

Cash paid during the period for interest	115,010	94,095
Cash paid during the period for income taxes	186,045	70,839

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated statements of financial position:

	2010	2009
Thousands of Euro

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	664,958	346,624
Bank overdrafts	14,894	33,457
Cash and cash equivalents according to the consolidated statements of financial position:	679,852	380,081

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 27,964,632.60
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2010

GENERAL INFORMATION

        Luxottica Group S.p.A. (henceforth, the "Company") is a corporation with a registered office in Milan (Italy) at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2010, the Company owned and operated approximately 5,800 retail locations worldwide and franchised an additional 526 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited and Oakley Inc. ("Oakley").

        The retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods for fiscal years 2010 and 2009. The fiscal years for the retail distribution divisions in Asia-Pacific and South Africa included a 52-week period for 2010, and a 53-week period for 2009.

        The Company is controlled by Delfin S.à.r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company in its meeting on February 28, 2011.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2010 have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Interpretations Committee ("IFRIC").

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of changes in stockholders' equity and related notes to the consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

        These consolidated financial statements are in compliance with Consob resolutions no. 15519 and 15520 of July 27, 2006 and Consob communication notice no. 6064293 of the same date, which implement Article 9 of the cited Legislative Decree 38/2005.

        With reference to Consob Resolution no. 15519 of July 27, 2006 pertaining to the format of the financial statements, related party transactions are insignificant and as such no supplementary income statement, statement of financial position or cash flow formats have been added. For further details on transactions with related parties, refer to note 27, "Related party transactions".

        The presentation of certain prior year information has been reclassified to conform to the current presentation. In particular, the Group reclassified Euro 8,604 thousand from selling expenses to general and administrative expenses in the consolidated statement of income.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these notes to the consolidated financial statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group's ability to continue as a going concern.

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has the power to govern the financial and operating policies (as defined by IAS 27—Consolidated and Separate Financial Statements), generally with an ownership of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income.

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in profit and loss.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interest

        Transactions with non–controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20 percent, are originally recorded at cost and subsequently measured at fair value.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The effect of changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used to translate foreign operations are reported with the Attachment to the notes to the consolidated financial statements.

CONSOLIDATION AREA

        During 2010, there were no significant changes to the consolidation area. Please refer to note 10 "Goodwill and other intangible assets—net" and note 11 "investments" for the main changes in the consolidation area.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost determined by using the method of the average annual cost by product line and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and buildings improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of 10 years and the residual duration of the lease contract

        Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Assets held for sale

        Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Finance and Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

Impairment of assets

        Intangible assets with an indefinite useful life—for example, goodwill—are not subject to amortization and are tested at least annually for impairment.

        Intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        a.     Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. In this case, the subsequent fair value changes are recorded based on specific criteria. For further information, refer to the paragraph, "Derivative financial instruments".

        The assets in this category are classified as current assets and recorded at their fair value at the time of their initial recognition. Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        b.     Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        c.     Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Any impairment loss recognized on investment classified as available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as other—net.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statements of income as Other—net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to Other—net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. In the future, the Group may use other derivative financial instruments should they be considered appropriate for adequately hedging risks. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long-term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expense is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is recognized on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required;

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenues include sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. For internet and catalogue sales, advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed fee plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within accrued liabilities on the consolidated statement of financial position. For fee-for-service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively, or the disclosures included in the notes to the consolidated financial statements, in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        a)    Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        b)    Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        c)     Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        d)    Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by the Group management, there could be significant effects on both current and deferred taxes;

        e)    Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience;

        f)      Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Treasury Shares

        Treasury shares are recorded as a reduction of Stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are not recorded in the consolidated statement of income.

2. NEW ACCOUNTING PRINCIPLES

        Certain new principles, amendments and interpretations are effective for reporting periods beginning on or after January 1, 2010.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2010.

        IFRS 3 (revised)—Business combinations: The new standard continues to apply the purchase accounting method to business combinations, introducing certain significant changes. For example, acquisition-related costs (i.e. attorneys, advisors, auditors and professionals in general)—are accounted for as expenses in the period in which they are incurred and services are received. There is a choice on an acquisition-by-acquisition basis to measure any non controlling interest in the acquiree either at fair value (full goodwill) or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. In a case where the acquirer obtains control of an acquiree in which it held an equity interest immediately before the acquisition date (step acquisitions), the acquirer remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss in the consolidated statement of income. The consideration transferred is measured at fair value while any contingent consideration—i.e. the obligation of the acquirer to transfer additional assets or equity interests to the former owners of an acquiree if a specified future event occurs or specific conditions are met—are recognized at their acquisition date fair value and classified as a financial liability. Changes in fair value of contingent consideration are generally recorded in the consolidated statement of income. The application of IFRS 3 (revised) did not have a significant impact on the Company's financial statements in the current period, but is expected to have an effect in future periods depending on the nature, terms and size of future acquisitions.

        IAS 27 (revised)—Consolidated and separate financial statements: IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting treatment when control is lost. Any remaining interest is remeasured to fair value, and a gain or loss is recognized in profit or loss. IAS 27 (revised) did not have a significant impact on the Company's financial statements in the current period.

        Amendment to IFRS 2—Share-based payment: group cash-settled share-based payment transactions: The amendment clarifies that the company receiving goods or services as part of share-based payment plans should recognize such goods or services regardless of which group or company settles the transaction and regardless of whether the transaction is settled in cash or shares. The amendment also specifies that a company should measure goods or services received as part of a transaction settled in cash or shares from its perspective, which might not coincide with that of the group

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

or with the relevant amount recognized in the consolidated financial statements. The amendment did not have any impact on the Company's consolidated financial statements in the current period.

        IFRS 8—Operating Segments: This amendment requires that an entity disclose the total amount of assets for each reporting segment only if such amount is regularly reported to the highest authority in its decision-making process. This disclosure was previously required even if such condition was not met. Based on the amendment, the Group no longer discloses the total amount of assets for each reporting segment.

        IAS 36—Impairment of Assets: This amendment requires that each unit or group of units to which goodwill is allocated for impairment testing purposes should not be larger than an operating segment determined in accordance with paragraph 5 of IFRS 8, before any combination permitted by the same standard. The amendment had no impact on the Company's consolidated financial statements in the current period.

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2010 but not currently relevant for the Group (although they may affect the accounting for future transactions and events).

        IFRIC 17—Distributions of Non-cash Assets to Owners: The interpretation clarifies that a dividend payable should be recognized when the dividend is properly authorized and that an entity should measure the dividend payable at the fair value of the net assets to be distributed. Finally, an entity should recognize the difference between the dividend paid and the carrying amount of the net assets used for payment in the consolidated statement of income.

        IFRIC 18—Transfers of Assets from Customers: The interpretation clarifies the accounting treatment to be followed for agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services (such as a supply of electricity, gas or water).

        IAS 39—Financial Instruments: Recognition and Measurement: This amendment restricts the scope exemption in paragraph 2(g) of IAS 39 to forward contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date. The term of the forward contract should not exceed the period of time necessary to obtain all the authorizations to complete the transaction. The amendment clarifies that the exemption in paragraph 2(g) of IAS 39 does not apply to options which, if exercised, would result in the acquisition of control of an entity. The amendment also clarifies that loan repayment penalties, which offset the lender's loss of additional interest, should be treated in close relation to the loan contract and, accordingly, should not be recognized separately. Lastly, the amendment clarifies that gains or losses on hedging instruments should be reclassified from equity to profit or loss in the period in which the hedged cash flows affect profit or loss. IAS 39 was also amended to clarify how existing principles to determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.

        IFRIC 9—Reassessment of Embedded Derivatives: This amendment excludes derivatives from the scope of application of IFRIC 9 if they are embedded in contracts acquired through business combinations when jointly-controlled entities or joint ventures are formed.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 2—Share-based Payment: This amendment clarifies that IFRS 2 does not apply to transactions in which a company acquires assets as part of (i) a business combination, as defined by IFRS 3 (revised), (ii) the contribution of a business unit to form a joint venture or (iii) the combination of businesses or business units in jointly-controlled entities.

        IFRS 5—Non-current Assets Held for Sale and Discontinued Operations: This amendment clarifies that IFRS 5, as well as the other IAS/IFRS standards that make specific reference to non-current assets (or disposal groups) classified as held for sale or discontinued operations, set forth all required disclosures for these types of assets or operations. The standard was also amended to require an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all the assets and liabilities of that subsidiary as held for sale, regardless of whether the entity retains a non-controlling interest in its former subsidiary after the sale.

        IAS 1—Presentation of Financial Statements: This amendment updates the previous definition of current liabilities under IAS 1. The previous definition required the classification of liabilities as current if they could be settled at any time through the issuance of equity instruments. Following the change, the option of converting a liability into an equity instrument is irrelevant for the purposes of its classification as current/non-current.

        IAS 7—Statement of Cash Flows: This amendment clarifies that only those cash flows that lead to the creation of an asset can be classified as arising from investing activities in the statement of cash flows.

        IAS 17—Leasing: This amendment extends the general conditions of IAS 17, which allow for the classification of a lease as finance or operating regardless of whether ownership is acquired at the end of the lease, to land under lease as well. Previously, under IAS 17, land leases in which ownership was not acquired at the end of the lease were classified as operating leases. At the adoption date, all land under current leases that have not yet expired should be measured separately, with the retroactive recognition of a new lease accounted for as a finance lease, where applicable.

        IAS 18—Revenue: This revision specifies the criteria to consider when determining whether, within a transaction that generates revenue, an entity is principal or agent. The identification of an entity as principal or agent determines how revenue is recognized. If it acts as agent, revenue may be recognized solely from commissions.

        IAS 38—Intangible Assets: The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination and permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives.

        IFRIC 16—Hedges of a net investment in a foreign operation: The amendment states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within a group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of IAS 39 that relate to a net investment hedge are satisfied. In particular, a group should clearly document its hedging strategy because of the possibility of different designations at different levels of a group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2010 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which the company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that the company may decide to directly record within the consolidated statement of comprehensive income any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2013 but is available for early adoption. The Group has not early adopted and has not yet assessed IFRS 9's full impact.

        IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted. The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities.

        IAS 32 amendment—Classification of rights issues issued in October 2009. The amendment applies to annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8 Accounting policies, changes in accounting estimates and errors.

        IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009, is effective from July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

        IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments are effective for annual periods beginning January 1, 2011. Earlier application is permitted.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

2. NEW ACCOUNTING PRINCIPLES (Continued)

        In May 2010 the IASB issued a series of amendments to IFRS (Improvements to IFRSs). Details are provided in the following paragraphs for those identified by the IASB as resulting in accounting changes for presentation, recognition and measurement purposes, excluding any amendments regarding changes in terminology or editorial changes.

  •
  IFRS 1—First-time Adoption of International Financial Reporting Standards: The improvement (i) extends the scope for the use of the deemed cost exemption to allow an entity to recognize an event-driven fair value measurement as deemed cost when the event occurs, provided that it is during the periods covered by its first IFRS financial statements, (ii) permits entities with operations subject to rate regulation to use as deemed cost at the date of the transition to IFRS the carrying amount of the items of property, plant and equipment or intangible assets determined under the entity's previous GAAP and (iii) exempts first-time adopters from all the requirements of IAS 8 for the interim reports presented in accordance with IAS 34 for part of the period covered by its first IFRS financial statements and for its first IFRS financial statements.

  •
  IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies the measurement of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share in the entity's net assets in the event of liquidation. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquirees or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date.

  •
  IFRS 7—Financial Instruments: Disclosures: The amendment emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which may be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects.

  •
  IAS 1—Presentation of Financial Statements: The amendment requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item.

  •
  IAS 27—Consolidated and separate financial statements: The amendment clarifies the transition requirements for amendments arising as a result of IAS 27.

  •
  IAS 34—Interim Financial Reporting: The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        a)    Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e. the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate had changed by +/- 10 percent, with all other variables constant, the decrease/increase in net income and equity would be equal to, net of tax effect, Euro 6.7 million as of December 31, 2010 (Euro 2.1 million as of December 31, 2009) and Euro 8.3 million as of December 31, 2010 (Euro 1.8 million as of December 31, 2009), respectively.

        Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, are not accounted for as hedging instruments.

        b)    Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2010 and 2009, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2 percent with a confidence level of 99 percent. The Group will periodically monitor the VAR level.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        c)     Credit risk

        Credit risk exists related to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        C1)  The credit risk related to commercial counterparties is locally managed and monitored by a centralized credit group for all the entities included in the wholesale distribution segment. Credit risk which originates within the Retail Segment (including franchise and managed vision care) is locally managed by the companies included in the Retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts—utilized for the Wholesale segment, and in accordance with the credit policy of the Group—is determined by rating customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days;

  •
  "GOOD—UNDER CONTROL", for which the accounts receivable are overdue for more than 90 days for which an accrual is determined based on the risk associated to the customer;

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings;

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e. the inability to trace the debtor, seizures).

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors.

        The Group's commercial exposure is regularly monitored through automated control instruments.

        Moreover, the Group has entered into an agreement with the insurance company Euler Hermes Siac in order to cover the credit risk associated with customers of Luxottica Extra Ltd. in those countries where the Group is not present.

        C2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department, and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25 percent of the total amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        d)    Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regard to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2010, had unused lines of credit of approximately Euro 1,434.8 million (of which Euro 875 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges;

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2010 and December 31, 2009. The reported balances are contractual and undiscounted figures. With regard to forward foreign currency contracts, the tables relating to assets report the flows related to only

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regard to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Cash and cash equivalents	679,852
Derivatives receivable	2,183
Accounts receivable	655,892
Other current assets	63,327

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2009
Cash and cash equivalents	380,081
Derivatives receivable	733		262
Accounts receivable	618,884
Other current assets	73,956

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Debt owed to banks and other financial institutions	428,385	1,321,627	959,664	374,975
Derivatives payable	44,951	20,505
Accounts payable	537,742
Other current liabilities	440,590

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2009
Debt owed to banks and other financial institutions	882,229	1,112,841	676,271	207,798
Derivatives payable	38,729	19,423
Accounts payable	434,604
Other current liabilities	461,709

        e)    Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debts that is greater than 25 percent and less than 75 percent of total debts. This percentage is obtained by utilizing Interest Rate Swap agreements, where required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact, as of December 31, 2010 and net of tax effect, of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 4.4 million (Euro 9.4 million as of December 31, 2009) or a maximum increase of Euro 4.4 million (Euro 9.4 million as of December 31, 2009).

        With reference to Interest Rate Swap agreements utilized to hedge against cash flow risk, as of December 31, 2010, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been respectively greater by Euro 12.7 million (Euro 20.7 million as of December 31, 2009), net of tax effect, and lower by Euro 12.9 million (Euro 21.3 million as of December 31, 2009), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2010 (Millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(4.4)		4.4
Hedging derivatives (Cash Flow Hedges)		12.7		(12.9)

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2009 (Millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(9.4)		9.4
Hedging derivatives (Cash Flow Hedges)		20.7		(21.3)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

December 31, 2010
Cash and cash equivalents	—	679,852	—	—	—	—	—	679,852	5
Accounts receivable	—	655,892	—	—	—	—	—	655,892	6
Other current assets	1,484	61,843	—	—	—	—	—	63,327	8
Other non-current assets	—	34,240	—	—	—	—	—	34,240	12
Short-term borrowings	—	—	—	—	—	158,648	—	158,648	14
Current portion of long-term debt	—	—	—	—	—	197,566	—	197,566	15
Accounts payable	—	—	—	—	—	537,742	—	537,742	16
Other current liabilities	—	—	—	—	4,689	435,000	901	440,590	18
Long-term debt	—	—	—	—	—	2,435,071	—	2,435,071	19
Other non-current liabilities	—	—	—	—	—	61,694	52,964	114,658	22

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

December 31, 2009
Cash and cash equivalents	—	380,081	—	—	—	—	—	380,081	5
Accounts receivable	—	618,884	—	—	—	—	—	618,884	6
Other current assets	1,028	72,928	—	—	—	—	—	73,956	8
Other non-current assets	—	18,026	—	—	—	—	—	18,026	12
Short-term borrowings	—	—	—	—	—	148,951	—	148,951	14
Current portion of long-term debt	—	—	—	—	—	166,279	—	166,279	15
Accounts payable	—	—	—	—	—	434,604	—	434,604	16
Other current liabilities	—	—	—	—	3,629	458,004	76	461,709	18
Long-term debt	—	—	—	—	—	2,401,796	—	2,401,796	19
Other non-current liabilities	—	—	—	—	—	88,819	48,642	137,461	22

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.

f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (See note 19) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our Bond issue dated November 15, 2015, which requires compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from permitting any liens or security interests on any of their assets in favor of third parties and without the consent of the lenders over a threshold equal to 30 percent of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30 percent of consolidated assets. Default with respect to the abovementioned clauses—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2010, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

g)
Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)
Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)
Utilization of valuation techniques that are primarily based on observable market prices;

c)
Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on December 31, 2010 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        As of January 1, 2009, the Group had adopted the amendments to IFRS 7 for financial instruments which are valued at fair value. The amendments to IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices);

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

3. FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2010
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other short-term assets	1,484		1,484
Interest Rate Derivatives	Other long-term liabilities	52,964		52,964
Interest Rate Derivatives	Other short-term liabilities	901		901
Foreign Exchange Contracts	Other short-term liabilities	4,689		4,689

        As of December 31, 2010, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

        The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

4. SEGMENT INFORMATION

        In accordance with IFRS 8 Operating segments, the Group operates in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        The following tables summarize the segment and geographic information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

        In accordance with an amendment to IFRS 8, issued on April 16, 2009, starting from January 1, 2010, the total amounts of assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process. Please refer to

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

4. SEGMENT INFORMATION (Continued)

note 10 "Goodwill and other intangibles—net" for the detail on the impairment loss of Euro 20.4 million recorded in the Retail distribution segment.

	Manufacturing and wholesale distribution		Inter-segment transactions and corporate adjustments(3)
		Retail distribution
(thousands of Euro)				Consolidated

2010
Net sales(1)	2,236,403	3,561,632		5,798,035
Income from operations(2)	461,854	424,384	(174,080)	712,158
Capital expenditures	98,724	131,633		230,357
Depreciation and amortization	79,028	139,216	103,818	322,062
2009
Net sales(1)	1,955,340	3,138,978		5,094,318
Income from operations(2)	356,032	360,769	(145,717)	571,085
Capital expenditures	81,175	119,234		200,409
Depreciation and amortization	76,005	129,261	80,179	285,445

(1)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(2)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(3)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Information by geographical area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

4. SEGMENT INFORMATION (Continued)

customer's location whereas, long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (thousands of Euro)	Europe(1)	North America	Asia- Pacific	Other	Consolidated

2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	369,520	670,896	177,803	10,911	1,229,130
2009
Net sales	1,072,412	3,065,937	641,657	314,311	5,094,318
Long-lived assets, net	364,419	627,701	150,126	7,726	1,149,972

(1)
Long-lived assets, net located in Italy represented 28 and 29 percent of the Group's total fixed assets in 2010 and 2009, respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31,
(thousands of Euro)	2010	2009

Cash at bank and post office	667,790	371,572
Checks	6,916	5,689
Cash and cash equivalents on hand	5,146	2,820

Total	679,852	380,081

6. ACCOUNTS RECEIVABLE—NET

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Accounts receivable	689,260	649,821
Allowance for doubtful accounts	(33,368)	(30,937)

Total accounts receivable—net	655,892	618,884

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

6. ACCOUNTS RECEIVABLE—NET (Continued)

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2010	2009

Balance as of January 1	30,937	29,069
Increases	3,701	1,417
Decreases	(3,730)	(1,314)
Translation difference and other	2,460	1,765

Balance as of December 31	33,368	30,937

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2010, the gross amount of accounts receivable was equal to Euro 689,260 thousand (Euro 649,821 thousand as of December 31, 2009), including an amount of Euro 18,922 thousand covered by insurance and other guarantees (2.7 percent of gross receivables). The bad debt fund as of December 31, 2010 amounted to Euro 33,368 thousand (Euro 30,937 thousand as of December 31, 2009).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in note 3—Financial Risks.

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

6. ACCOUNTS RECEIVABLE—NET (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts		Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2010 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	543,690	(5,753)	537,937	46,295	30,628	15,668
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	26,734	(1,822)	24,912	6,385	1,304	5,082
Receivables of the Wholesale segment classified as RISK	24,485	(19,773)	4,712	3,179	98	3,081
Receivables of the Retail segment	94,351	(6,020)	88,331	10,405	6,441	3,964

Totals	689,260	(33,368)	655,892	66,265	38,470	27,794

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

6. ACCOUNTS RECEIVABLE—NET (Continued)

					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts		Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2009 (amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	529,433	—	529,433	52,940	30,538	22,402
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	13,423	(1,433)	11,990	3,897	830	3,067
Receivables of the Wholesale segment classified as RISK	23,518	(23,466)	52	—	—	—
Receivables of the Retail segment	83,447	(6,038)	77,409	13,030	205	12,825

Totals	649,821	(30,937)	618,884	69,867	31,573	38,294

        As of December 31, 2010, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.6 percent of gross receivables (10.8 percent as of December 31, 2009) and 10.1 percent of receivables net of the bad debt fund (11.3 percent as of December 31, 2009). The Group does not expect any additional losses over amounts already provided for.

7. INVENTORY—NET

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Raw materials	115,277	112,760
Work in process	52,507	52,368
Finished goods	518,804	440,927
Less: Inventory obsolescence reserves	(96,552)	(81,392)

Total	590,036	524,663

        The increase of total inventory in 2010 as compared to 2009 is mainly due to increased production in the Chinese manufacturing facility as well as to fluctuations in currency exchange rates.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

8. OTHER ASSETS

        Other assets comprise the following items (amounts in thousands of Euro):

	As of December 31,
	2010	2009

Sales taxes receivable	32,524	26,104
Short-term borrowings	860	806
Accrued income	1,501	1,272
Receivables for royalties	2,078	2,229
Other financial assets	26,364	43,545
Total financial assets	63,327	73,956
Income taxes receivable	70,720	33,413
Advances to suppliers	9,487	1,545
Prepaid expenses	66,399	61,424
Other assets	16,825	28,027
Total other assets	163,431	124,409

Total other assets	226,759	198,365

        Other financial assets are composed of receivables from foreign currency derivatives amounting to Euro 1.5 million as of December 31, 2010 (Euro 1.0 million as of December 31, 2009), as well as other financial assets of the North America retail division totaling Euro 8.7 million as of December 31, 2010 (Euro 17.2 million as of December 31, 2009).

        The increase in the income taxes receivable is mainly due to timing of payments made by certain U.S. subsidiaries to tax authorities which are expected to be utilized during the first half of 2011.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 16.8 million as of December 31, 2010 (Euro 28.0 million as of December 31, 2009).

        Prepaid expenses mainly relates to the timing of payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

NON-CURRENT ASSETS

9.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment are reported below (amounts in thousands of Euro):

	Land and buildings, including leasehold improvements
		Machinery and equipment
				Other equipment
			Aircraft		Total

As of January 1, 2009	494,538	348,618	34,127	293,697	1,170,980
Increases	33,709	65,633		101,067	200,409
Decreases	(5,200)	(2,628)	(177)	(3,623)	(11,628)
Translation differences and other	1,487	38,900		(47,782)	(7,395)
Depreciation expense	(53,015)	(84,729)	(1,593)	(63,057)	(202,394)

Balance as of December 31, 2009	471,519	365,794	32,357	280,302	1,149,972

Of which:
Historical cost	766,625	880,851	39,814	554,479	2,241,769
Accumulated depreciation	(295,106)	(515,057)	(7,457)	(274,177)	(1,091,797)

Total	471,519	365,794	32,357	280,302	1,149,972

Increases	26,262	93,904		110,192	230,358
Decreases	(1,031)	(2,013)		(5,877)	(8,921)
Translation differences and other	25,547	36,552	(148)	10,639	72,590
Depreciation expense	(54,972)	(127,014)	(1,582)	(31,302)	(214,870)

Total balance as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130

Of which:
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Total	467,325	367,223	30,627	363,954	1,229,130

        Of the total depreciation expense of Euro 214.9 million (Euro 202.4 million in 2009), Euro 60.4 million (Euro 55.5 million in 2009) is included in cost of sales, Euro 102.5 million (Euro 96.0 million in 2009) in selling expenses, Euro 5.1 million (Euro 5.0 million in 2009) in advertising expenses and Euro 47.0 million (Euro 45.9 million in 2009) in general and administrative expenses.

        Other equipment includes Euro 91.3 million for assets under construction as of December 31, 2010 (Euro 49.2 million as of December 31, 2009) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 228.4 million and Euro 238.5 million as of December 31, 2010 and December 31, 2009, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

10.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in goodwill and intangible assets as of December 31, 2010 and 2009 were as follows (amounts in thousands of Euro):

		Trade names and trademarks		Customer relations, contracts and lists
			Distribution network		Franchise agreements
	Goodwill					Other	Total

As of January 1, 2009
Historical cost	2,728,901	1,318,736	81,087	215,868	20,619	44,976	4,410,187
Accumulated amortization	(38,554)	(394,612)	(15,179)	(20,205)	(3,870)	(15,923)	(488,343)

Total	2,690,347	924,124	65,908	195,663	16,749	29,053	3,921,844

Increases						441	441
Decreases	(7,239)		(300)			(1,874)	(9,413)
Acquisitions	5,077	576					5,653
Translation difference and other	651	6,873	(1,793)	(4,470)	(456)	2,436	3,241
Amortization expense		(58,867)	(3,539)	(15,075)	(1,029)	(4,541)	(83,051)

Balance as of December 31, 2009	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Total	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases		308				957	1,265
Acquisitions	21,465		2,494				23,959
Translation difference and other	200,528	66,064	4,375	12,574	1,117	3,999	288,657
Impairment and Amortization expense	(20,432)	(61,881)	(3,854)	(15,296)	(1,082)	(4,646)	(107,192)

Balance as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)

Total	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

        The increase of goodwill is mainly due to the acquisition of OF Pty LTD group. The acquisition included 47 corporate stores and 9 franchises. Total consideration paid was approximately Euro 14.6 million. The acquisition was accounted for according to IFRS 3 (Revised). The Group used various method to calculate the fair value of assets acquired and liabilities assumed The goodwill recorded in the consolidated financial statements as of December 31, 2010 totals Euro 14.6 million. No intangibles associated to the business combinations were realized. The purchase price allocation has not been finalized as of December 31, 2010 and will be reflected in the 2011 financial statements.

        Amortization expense of Euro 107.2 million (Euro 83.1 million as of December 31, 2009) is included in general and administrative expenses for Euro 106.2 million (Euro 83.1 million as of December 31, 2009) and in cost of sales for Euro 1.0 million (Euro 0 million as of December 31, 2009). Amortization expense for goodwill relates to the impairment loss recorded in the Retail distribution segment in 2010 for Euro 20.4 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

10.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

Impairment of goodwill

        Pursuant to IAS 36 Impairment of Assets, the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

        The value of goodwill allocated to each cash-generating unit is reported in the following table (amounts in thousands of Euro):

	2010	2009

Wholesale	1,116,119	1,054,956
North America retail	1,372,638	1,292,685
Asia-Pacific Retail	358,317	303,262
Retail—other	43,323	37,932

Total	2,890,397	2,688,835

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the total Group goodwill.

        The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both cash-generating units:

  •
  Growth rate: 2 percent

  •
  Discount rate: 7.6 percent

        This growth rate is in line with the rate of the manufacturing sector of the countries in which the Group operates. The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighed Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, therefore, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies were taken into account.

        The recoverable amount of cash-generating units has been determined by utilizing cash flow forecasts based on the three-year plan for the 2011-2013 period, prepared by management on the basis of the results attained in previous years as well as management expectations—split by geographical area—on future trends in the eyewear market for both the Wholesale and Retail distribution segments. The time period of cash flows was extended to the 2014-2015 period by creating forecasts on the basis of the growth rate reported above. At the end of the cash flow forecasting period, a terminal value was estimated in order to reflect the value of the cash-generating unit after the period of the plan. The terminal values were calculated as a perpetuity at the same growth rate, as described above, and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

10.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash- generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which could highlight potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over its carrying amount was equal to 115 percent and 182 percent of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively: It should be noted that (i) the discount rate which makes the recoverable amount of the cash generating units equal to their carrying amount is approximately 13 percent for Wholesale and 17 percent for Retail North America and (ii) the growth rate which makes the recoverable amount of the cash-generating units equal to their carrying amounts would be negative.

        In addition, any reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e. growth rate changes of +/-1 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

        For fiscal 2010, the impairment test of goodwill for the retail Asia-Pacific cash-generating unit has resulted in an impairment loss of Euro 20.4 million. The impairment loss has been recorded in the "general and administrative" line within the consolidated statement of income. This impairment loss is not considered material as compared to the total amount of the Group's goodwill.

        The impairment noted above is due mostly to the economic uncertainties of the Australia-New Zealand, region, which resulted in an increase in competition, and adverse weather conditions which occurred in late 2010 causing the performance of the Asia-Pacific cash-generating units to be lower than expected. In view of this management revised the expected cash flows to reflect additional investment and expected delays in the achievement of planned targets.

11.  INVESTMENTS

        Investments amounted to Euro 54.1 million (Euro 46.3 million as of December 31, 2009). The balance as of 2010 and 2009 mainly includes the 40 percent ownership in Multiopticas Internacional S.L. (MOI). Under the terms of the agreement the Group has a call option for the remaining 60 percent of MOI. The call option will be exercisable by the Group at a price to be determined on the basis of MOI's sales and EBITDA values at the time of the exercise. The increase as compared to 2009 is primarily due to the agreement with a third party entered into in February 2010 by which the third party manages the company, Eyebiz Pty Limited (Eyebiz), which serves as the Group's Sydney-based optical lens finishing laboratory. As a result of the transaction Eyebiz has become an associate of the Group. The Group has a 30 percent ownership in Eyebiz. The investment in Eyebiz is accounted for according to the equity method in the consolidated financial statements of the Group as of December 31, 2010.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

12.  OTHER NON-CURRENT ASSETS

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Other financial assets	34,014	18,026
Other assets	114,111	129,565

Total other non-current assets	148,125	147,591

        Other financial assets primarily include security deposits totaling Euro 24.8 million (Euro 10.5 million as of December 31, 2009).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 106.1 million (Euro 122.9 million as of December 31, 2009).

13. DEFERRED TAX ASSETS

        Deferred tax assets were Euro 364.3 million and Euro 356.7 million as of December 31, 2010 and December 31, 2009, respectively. Deferred tax assets primarily refer to temporary differences between the tax base and the book value of inventories, intangible assets, pension funds and net loss carry forwards.

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Inventories	72,448	54,992
Insurance and other reserves	11,666	14,393
Net operating loss carry forwards	26,546	43,499
Rights of return	9,148	8,085
Deferred tax on derivatives	18,711	17,903
Employee-related reserves (Including pension liability)	73,837	73,432
Occupancy reserves	17,875	17,979
Trade names	72,831	76,971
Fixed assets	9,201	10,626
Other	52,038	38,826

Total deferred tax assets	364,300	356,706

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

CURRENT LIABILITIES

14. SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2010 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        The book value of bank overdrafts is approximately equal to their fair value.

15. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in note 19—Long-term debt.

16. ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is fully payable within 12 months, is detailed below:

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Accounts payable	399,353	308,499
Invoices to be received	138,389	126,105

Total	537,742	434,604

        The carrying value of accounts payable is approximately equal to their fair value.

17. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Current year income taxes payable fund	77,425	27,901
Income taxes advance payment	(17,358)	(16,697)

Total	60,067	11,204

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

18. OTHER LIABILITIES

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Premiums and discounts to suppliers	27,507	24,179
Sales commissions	1,135	1,775
Leasing rental	22,370	16,051
Insurance	9,255	9,476
Sales taxes payable	35,994	36,336
Salaries payable	183,559	155,101
Due to social security authorities	26,156	21,483
Sales commissions payable	7,154	3,363
Royalties payable	1,602	1,096
Other financial liabilities	125,858	192,849

Total financial liabilities	440,590	461,709

Deferred income	1,356	1,480
Customers' right of return	27,744	27,334
Advances from customers	53,835	36,680
Other liabilities	25,755	26,933

Total liabilities	108,690	92,427

Total other current liabilities	549,280	554,136

        The decrease of other financial liabilities is primarily due to the payment in May 2010 of the purchase price of Euro 61.8 million for the acquisition of the non-controlling interest in the Group's Turkish subsidiary (Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi).

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  provisions for long-term insurance risk of Euro 1.0 million as of December 31, 2010 (Euro 1.9 million as of December 31, 2009);

  •
  provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 6.7 million as of December 31, 2010 (Euro 7.6 million as of December 31, 2009), which are based upon advertising expenses that the Group is required to incur under license agreements; and

  •
  provisions for various legal disputes which have occurred in the ordinary course of business totaling Euro 5.2 million as of December 31, 2010 (Euro 1.0 million as of December 31, 2009).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

NON-CURRENT LIABILITIES

19. LONG-TERM DEBT

        Long-term debt consists of the following (thousands of Euro):

	As of December 31, 2010	As of December 31, 2009

Luxottica Group S.p.A. credit agreements with various financial institutions(a)	545,552	544,585
Senior unsecured guaranteed notes(b)	943,112	205,297
Credit agreement with various financial institutions(c)	242,236	750,228
Credit agreement with various financial institutions for Oakley acquisition(d)	897,484	1,062,816
Short-term capital lease obligations	1,141	970
Other loans with banks and other third parties, including long-term capital lease obligations, interest at various rates, payable in installments through 2014(e)	3,112	4,179
Total	2,632,637	2,568,075
Less: Current maturities	197,566	166,279
Long-Term Debt	2,435,071	2,401,796

(a)
In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan providing borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of December 31, 2010, this facility was not used.

  On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility will require repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.531 percent as of December 31, 2010). As of December 31, 2010, Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010.

  In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately Euro (2.6) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately Euro (1.5) million, net of taxes.

  On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (2.308 percent as of December 31, 2010). As of December 31, 2010, Euro 300.0 million was borrowed under this credit facility.

(b)
On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 224.5 million at the exchange rate as of December 31, 2010) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008, while the Series C Notes matured on September 3, 2010. As of December 31, 2010 the Notes had been repaid in full.

  On July 1, 2008, US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2010. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

  On January 29, 2010, US Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2010. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

  On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

  On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt.

(c)
On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on December 31, 2010 was 0.589 percent for Tranche B while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  compliance with those covenants as of December 31, 2010. Under this credit facility, Euro 243.2 million was borrowed as of December 31, 2010.

  During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(9.1) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately U.S. $(7.8) million, net of taxes.

(d)
On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.589 percent for Facility D and 0.602 percent for Facility E on December 31, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2010. U.S. $1.2 billion was borrowed under this credit facility as of December 31, 2010.

  During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(22) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2011 is approximately U.S. $(13.5) million, net of taxes.

  During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700 million with various

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

  banks ("Tranche D Swaps"), which will start to decrease by U.S. $50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately U.S. $(12.2) million, net of taxes, is included in other comprehensive income as of December 31, 2010. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these hedges in fiscal 2011 is approximately U.S. $(8.5) million, net of taxes.

  The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010. As of December 31, 2010, this credit facility had been repaid in full.

  The fair value of long-term debt as of December 31, 2010 was equal to Euro 2,629.2 million. The fair value of the debts was equal to the present value of future cash flows, calculated by utilizing the market rate that is currently available for similar debt and modified in order to take into account the credit rating of the Company.

  As of December 31, 2010, the Group had unused committed (revolving) credit lines for Euro 875 million.

(e)
Other loans consist of several small credit agreements which are not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

19. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of December 31, 2010 matures as follows:

Years ended December 31, (amounts in thousands of Euro)

2011	197,566
2012	521,958
2013	690,736
2014	300,257
2015 and subsequent years	921,808
Effect deriving from the adoption of the amortized cost method	312

Total	2,632,637

        The net financial position is defined below:

		December 31,
(amounts in thousands of Euro)		2010	2009

A	Cash and cash equivalents	679,852	380,081
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	679,852	380,081
E	Current Investments	—	—
F	Short-term borrowings	158,648	148,951
G	Current portion of long-term debt	197,566	166,279
H	Other liabilities	—	—
I	Current Financial Liabilities (F) + (G) + (H)	356,214	315,230
J	Net Current Financial Liabilities (I) – (E) – (D)	(323,638)	(64,851)
K	Long-term debt	1,491,959	2,204,229
L	Notes payable	943,112	197,567
M	Other non-current liabilities	—	—
N	Total Non-current Financial Liabilities (K) + (L) + (M)	2,435,071	2,401,796
O	Net Financial Position(J) + (N)	2,111,433	2,336,945

        Our net financial position with respect to related parties is not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

20.  LIABILITY FOR TERMINATION INDEMNITIES

        Liabilities for termination indemnity were equal to Euro 45.4 million (Euro 44.6 million as of December 31, 2009).

        This item primarily includes the liabilities related to the post-employment benefits of the Italian companies' employees (hereinafter "TFR"), accounted for in accordance with Article 2120 of the Italian Civil Code.

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        The liabilities as of December 31, 2010 amounted to Euro 37.8 million (Euro 37.8 million as of December 31, 2009).

        Contribution expense was Euro 16.2 million and Euro 15.0 million for the years 2010 and 2009, respectively.

        In application of Accounting Principle IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2010	2009

ECONOMIC ASSUMPTIONS
Discount rate	4.60%	5.10%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

20.  LIABILITY FOR TERMINATION INDEMNITIES (Continued)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2010	2009

Liabilities at the beginning of the period	37,829	39,712
Expenses for interests	1,929	2,090
Actuarial loss (income)	1,575	(819)
Benefits paid	(3,495)	(3,154)

Liabilities at the end of the period	37,838	37,829

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 429.8 million and Euro 396.0 million, respectively, as of December 31, 2010 and December 31, 2009.

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Dividends	5,689	10,813
Trade name	236,346	225,678
Fixed assets	76,940	51,642
Other intangibles	91,357	98,811
Other	19,516	9,105

Total	429,848	396,048

        Deferred tax liabilities primarily refer to temporary differences between the tax base and the book value of intangible and fixed assets.

22.  OTHER NON-CURRENT LIABILITIES

	As of December 31,
(Amounts in thousands of Euro)	2010	2009

Provision for risk	82,855	99,050
Other liabilities	113,077	113,517
Other financial liabilities	114,658	137,461

Total other non-current liabilities	310,590	350,028

        The provision for risks primarily includes:

        1.     accruals for "self-insurance" covering specific risks, amounting to Euro 26.9 million (Euro 25.2 million as of December 31, 2009);

        2.     accruals for various legal disputes arising from normal business activities, totaling Euro 6.0 million (Euro 3.0 million as of December 31, 2009);

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        3.     accruals for tax liabilities of Euro 37.5 million (Euro 51.3 million as of December 31, 2009). The decrease is primarily related to certain contingent tax liabilities for Euro 19.9 million originally recorded as part of the 2006 sale of our Things Remembered retail business, which either settled or expired. The release of the provision has been recorded in the discontinued operations line within the consolidated statement of income as of December 31, 2010. The entire discontinued operations relate to release of the tax reserve noted above.

        Other liabilities primarily include the liabilities for U.S. pension funds.

        The decrease of other financial liabilities as of December 31, 2010 as compared to December 31, 2009 was mainly due to the payment of the financial liabilities relating to the purchase of the remaining non-controlling interests in our subsidiary SGH UK Ltd., which occurred on July 30, 2010 (the financial liabilities were Euro 31.2 million at December 31, 2009).

        Information regarding post-employment employee benefits is provided below.

Pension funds

        Qualified Pension Plans—US Holdings, sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of US Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

        Nonqualified Pension Plans and Agreements—US Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        US Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        The following tables provide key information pertaining to the Lux Plan and SERPs (amounts in thousands of Euro):

	Obligations and Funded Status
	Pension Plan		SERPs
	2010	2009	2010	2009

Change in benefit obligations:
Benefit obligation—beginning of period	334,015	313,520	11,299	12,014
Service cost	18,640	18,443	367	466
Interest cost	21,700	19,476	627	664
Actuarial (gain)/loss	26,417	1,952	455	(1,142)
Settlement loss	—	—	81	—
Benefits paid	(14,152)	(9,545)	(23)	(367)
Settlements	—	—	(2,293)	—
Translation difference	22,696	(9,831)	827	(336)

Benefit obligation—end of period	409,316	334,015	11,340	11,299

	Pension Plan		SERPs
	2010	2009	2010	2009

Change in plan assets:
Fair value of plan assets—beginning of period	238,168	184,379	—	—
Expected return on plan assets	21,185	15,205	—	—
Actuarial gain/(loss) on plan assets	14,462	23,790	—	—
Employer contribution	39,164	31,267	2,316	367
Benefits paid	(14,152)	(9,546)	(23)	(367)
Translation difference	15,675	(6,927)	(2,293)	—

Fair value of plan assets—end of period	314,501	238,168	—	—

Unfunded status—end of period	94,815	95,847	11,340	11,299

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        Amounts to be recognized in the statement of financial position and profit or loss along with actual return on assets were as follows (amounts in thousands of Euro):

	Pension Plan		SERPs
	2010	2009	2010	2009

Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	409,316	334,015	11,340	11,299
Fair value of plan assets	314,501	238,168	—	—
Liability recognized in statement of financial position	94,815	95,847	11,340	11,299

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(63,659)	(87,429)	(2,627)	(3,849)
Asset gain/(loss)	14,462	23,790	—	—
Liability experience gain/(loss)	1,744	(1,761)	421	1,228
Liability assumption change gain/(loss)	(28,161)	(191)	(875)	(86)
Translation difference	(4,527)	1,932	(187)	80
Accumulated other comprehensive income, end of year	(80,141)	(63,659)	(3,268)	(2,627)

Service cost	18,640	18,443	367	466
Interest cost	21,700	19,476	628	663
Expected return on plan assets	(21,185)	(15,204)	—	—
Settlement loss	—	—	81	—
Expense recognized in profit or loss	19,156	22,715	1,076	1,129

Actual return on assets:
Expected return on assets	21,185	15,205	—	—
Actuarial gain/(loss) on plan assets	14,462	23,790	—	—
Actual return on assets	35,646	38,995	—	—

        During 2010, the Lux SERP plan settled a portion of its benefit obligations through lump sum cash payments to certain plan participants. As a result of this action, the projected benefit obligation was re-measured as of July 1, 2010. US Holdings recognized an actuarial loss of Euro 81 thousand in earnings at the time of re-measurement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        The following tables show the main assumptions used to determine the period benefit cost and the benefit obligation.

	Pension Plan		SERPs
	2010	2009	2010	2009

Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.50%	6.15%	5.50%	6.15%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%	5% / 3% / 2%	4% / 3% / 1%
Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A

	Pension Plan
	2010	2009

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.50%	6.15%
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%
Mortality table	RP-2000	RP-2000

	SERPs
	2010	2009

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	N/A	6.15%
For the period prior to re-measurement	6.15%	N/A
For the period after re-measurement	5.50%	N/A
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	4% / 3% / 1%
Mortality table	RP-2000	RP-2000

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        Defined benefit plan data for the current and previous four annual periods are as follows:

(Amounts in thousands of Euro)	2010	2009	2008	2007	2006

Pension Plans:
Defined benefit obligation	409,316	334,015	313,520	272,611	277,468
Fair value of plan assets	314,501	238,168	184,379	224,533	224,262
Plan surplus/(deficit)	94,815	95,847	129,141	48,078	53,206
Plan liabilities experience gain/(loss)	1,744	(1,761)	(4,379)	(5,212)	(6,414)
Plan assets experience gain/(loss)	14,462	23,790	(73,341)	(2,619)	3,698
SERPs:
Defined benefit obligation	11,340	11,299	12,015	10,361	8,512
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(11,340)	(11,299)	(12,015)	(10,361)	(8,512)
Plan liabilities experience gain/(loss)	421	1,228	(927)	2,039	(1,799)
Plan assets experience gain/(loss)	—	—	—	—	—

        The Group's discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least $250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate.

        The Group uses an assumption for salary increases based on a graduated approach of historical experience. The Group's experience shows salary increases that typically vary by age.

        In developing the long-term rate of return assumption, the Group considers its asset allocation. The Group analyzed historical rates of return being earned for each asset category over various periods of time. Additionally, the Group considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions.

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40% Large Cap U.S. Equity, 10% Small Cap U.S. Equity,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	—	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 ("ERISA") Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants based on current market conditions. During 2010, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

        Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan's trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts ("ADR") or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

        Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value are necessary.

        Contributions—US Holdings expects to contribute Euro 48,104 thousand to its pension plan and Euro 421 thousand to the SERP in 2011.

        Other Benefits—US Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2010 and 2009 was Euro 1,880 thousand and Euro 1,360 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        US Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        a)    US Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2010 and 2009, the accrued liability related to these benefits was Euro 582 thousand and Euro 627 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

        b)    US Holdings established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 848 thousand and Euro 869 thousand at December 31, 2010 and 2009, respectively, is included in other long-term liabilities in the consolidated statement of financial position.

        The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation. The Group's accrued liability related to this obligation as of December 31, 2010 and 2009 was Euro 3,642 thousand and Euro 3,045 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

        Health Benefit Plans—US Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, US Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 3,277 thousand and Euro 3,482 thousand at December 31, 2010 and 2009, respectively, is included in other long-term liabilities on the consolidated statement of financial position.

        The cost of this plan in 2010 and 2009 as well as the 2011 expected contributions are immaterial.

        For 2011, a 9.5% (10.0% for 2010) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2020 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.5% at December 31, 2010 and 6.15% at December 31, 2009.

        The weighted-average discount rate used in determining the net periodic benefit cost for 2010 and 2009 was 6.15% and 6.3%, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

23.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A., as of December 31, 2010, amounts to Euro 27,964,632.60 and is comprised of 466,077,210 ordinary shares with a par value of Euro 0.06 each.

        As of January 1, 2010, the share capital amounted to Euro 27,863,182.98 and was comprised of 464,386,383 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,690,827 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 101,449.62 during 2010.

        The total options exercised in 2010 were 1,690,827, of which 164,400 refer to the 2001 Plan, 482,350 refer to the 2002 Plan, 221,200 refer to the 2003 Plan, 368,877 refer to the 2004 Plan, 235,000 refer to the Extraordinary 2004 Plan, and 219,000 refer to the 2005 Plan.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve is equal to Euro 112.5 million (Euro 82.7 million as of December 31, 2009). The increase is due to the share buyback programs approved at the stockholders' meeting on October 29, 2009 ("2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Share Plan.

        Under the 2009 Program, the Company purchased in 2010 on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 3,355,726 shares at an average price of Euro 19.85 for an aggregate amount of Euro 66,625,044.

        In parallel with the purchases of shares by the Company Arnette Optic Illusions, Inc. ("Arnette"), a U.S. subsidiary, sold on the MTA 3,669,962 Luxottica Group ordinary shares at an average price of Euro 20.12 for an aggregate amount of Euro 73,823,196.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

24.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounts to Euro 13,029 thousand and Euro 16,376 thousand as of December 31, 2010 and December 31, 2009, respectively. The decrease is primarily due to the payment of dividends of Euro 9,208 thousand, partially offset by results for the period equal to Euro 5,072 thousand.

25.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

Interest Expense	2010	2009

Interest expense on bank overdrafts	(1,776)	(4,620)
Interest expense on loans	(99,028)	(99,382)
Interest expense on derivatives	(3,950)	(1,820)
Other interest expense	(2,233)	(3,310)

Total interest expense	(106,987)	(109,132)

Interest Income	2010	2009

Interest income on bank accounts	4,231	4,005
Interest income on securities	829	436
Interest on derivatives	1,536	776
Interest income on loans	1,898	1,670

Total interest income	8,494	6,887

Other—net from derivative financial instruments and translation differences	(3,287)	(349)
Other—net	(4,843)	(3,707)

Total other—net	(8,130)	(4,056)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2010	2009

Current taxes	(217,772)	(168,117)
Deferred taxes	(447)	8,229

Total income tax provision	(218,219)	(159,888)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

25.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The reconciliation between the Italian Statutory tax rate and the effective rate is shown below:

	As of December 31,
	2010	2009

Italian statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	1.4%	(0.3)%
Non deductible impairment loss	1.1%	—
Aggregate other effects	2.1%	3.3%

Effective rate	36.0%	34.4%

        The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2010 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

        For further information on the changes that occurred in 2010 as compared to 2009 please refer to note 3 of the management report on the consolidated financial statements as of December 31, 2010 "Financial Results".

26.  COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 3 to 10 years—the Group is required to pay a royalty generally ranging from 5 percent to 14 percent of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5 percent and 10 percent of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alternation and, under certain conditions, a change in control of Luxottica Group S.p.A.

        On March 31, 2010, Luxottica Group announced a three-year renewal of its exclusive license agreement with Jones Apparel Group for the design, production and worldwide distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement extends the license through December 2012 with an option for further renewal. The terms and conditions of this agreement are in line with the prior agreement.

        On March 31, 2010, Luxottica Group announced a five-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The new agreement runs through December 2014 with an option for a further five-year extension under the same terms. The terms and conditions of this Agreement are in line with the prior agreement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26.  COMMITMENTS AND RISKS (Continued)

        On May 27, 2010, Luxottica Group announced a ten-year extension of the license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Bvlgari brand. The new agreement runs from January 1, 2011 through December 31, 2020.

        On October 5, 2010, Luxottica Group announced the signing of a license agreement for the design, manufacturing and global distribution of sun and prescription eyewear under the Coach, Coach Poppy and Reed Krakoff brands beginning January 1, 2012. Such agreement includes renewal options.

        Minimum payments required in each of the years subsequent to December 31, 2010 are detailed as follows (Amounts in thousands of Euro):

Years ending December 31:

2011	69,938
2012	64,205
2013	56,924
2014	43,348
2015	35,969
Subsequent years	122,028

Total	392,412

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2011 and 2025 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2010	2009

Minimum lease payments	254,958	290,795
Additional lease payments	66,898	57,700
Sublease payments	(26,611)	(28,517)

Total	295,245	319,978

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26.  COMMITMENTS AND RISKS (Continued)

        Future rental commitments are as follows:

Years ending December 31: (Amounts in thousands of Euro)

2011	270,231
2012	236,574
2013	200,421
2014	171,940
2015	136,946
Subsequent years	268,877

Total	1,284,989

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc. on December 4, 2009. As of December 31, 2010, the Group operated approximately 470 Sunglass Hut departments in Macy's.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2010 are as follows:

Years ending December 31: (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2011	7,266	1,637	14,651
2012	1,936		5,339
2013			1,373
2014			362
Subsequent years			234

Total	9,202	1,637	21,959

Guarantees

        The United States Shoe Corporation, a wholly owned subsidiary within the Group, has guaranteed the lease payments for six stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2010, the Group's maximum liability amounted to Euro 4.0 million (Euro 4.7 million at December 31, 2009).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26.  COMMITMENTS AND RISKS (Continued)

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.5 million (U.S. $2.0 million) at December 31, 2010 (Euro 3.8 million at December 31, 2009). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2010 and 2009.

Credit lines

        As of December 31, 2010 and 2009, the Company had unused short-term lines of credit of approximately Euro 559.8 million and Euro 542.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 327.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2010, these credit lines were utilized for Euro 0.6 million.

        US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 97.4 million (U.S. $ 130.2 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2010, they were not used and there were Euro 34.0 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding standby letters of credit

        A US subsidiary has obtained various standby letters of credit from banks for an aggregate amount of Euro 34.0 million and Euro 29.9 million, as of December 31, 2010 and 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

        The Group and its subsidiaries are involved in the following legal and regulatory proceedings of which, unless already settled or otherwise concluded, the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Group's business, financial position or operating results.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

Cole Consumer Class Action Lawsuit

        In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provided for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys' fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009. The effect of this settlement on the Group's future operations and cash flow is not material.

        Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010 and 2009, were not material.

Oakley Stockholder Lawsuit

        On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other stockholders of Oakley, Inc. ("Oakley"), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to stockholders by approving Oakley's merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Group believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys' fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff's motion for attorneys' fees and expenses in its entirety. The court did not rule on the defendants' demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff's motion for attorneys' fees and expenses. The plaintiff appealed the Court's May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court's decision in all respects. The plaintiff filed a petition with the California Supreme Court requesting review of the appellate court's decision. The Supreme Court denied the plaintiff's petition for review. Therefore, the appellate court's decision affirming the denial of the plaintiff's request for attorneys' fees and expenses is now final for all purposes. The Group considers this matter closed.

        Costs associated with this litigation incurred for the years ended December 31, 2010 and 2009, were not material.

Fair Credit Reporting Act Litigation

        In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging willful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

plaintiff brought suit on behalf of a class of Oakley's customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys' fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009. The effect of this settlement on the Group's future operations and cash flow is not material.

        Amounts paid to settle this litigation and related costs incurred for the years ended December 31, 2010 and 2009, were not material.

Texas LensCrafters Class Action Lawsuit

        In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. (now Luxottica Retail North America, Inc.) and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act ("TOA") and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleged that LensCrafters attempted to control the optometrists' professional judgment and that certain terms of the optometrists' sub-lease agreements with LensCrafters violated the TOA. The suit sought recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys' fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters' sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants' motion to transfer venue. On January 11, 2010, plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from LensCrafters in Texas.

        On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. The effect of this settlement on the Group's future operations and cash flow is not material.

        Costs associated with the litigation for the years ended December 31, 2010 and 2009, were not material.

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation has concluded and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

26. COMMITMENTS AND RISKS (Continued)

Other proceedings

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Group will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

27. RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original license expired in 2009 and was renewed for an additional five years on March 31, 2010. For further details about this renewal, please refer to note 2—"significant events during the year ended December 31, 2010" of the Management Report on the Consolidated Financial Statements as of December 31, 2010. The Group paid royalties under the license to RBA of Euro 0.8 million in 2010 and Euro 0.3 million in 2009.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company, equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.a.r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2010, 1.2 million options from this grant were exercised. As of December 31, 2010, 8.1 million options were outstanding.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

27. RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions as of December 31, 2010 and 2009 is provided below.

(amounts in thousands of Euro) As of December 31, 2010 Related parties	Income Statement		Balance Sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	112	731	—	59
Multiopticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—

Total	9,548	35,621	3,319	16,623

(amounts in thousands of Euro) As of December 31, 2009 Related parties	Income Statement		Balance Sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc.	122	965	—	432
Multiopticas Group	5,358	—	2,469	—
Others	8	576	16	—

Total	5,488	1,541	2,485	432

        Total remuneration due to key managers amounted to approximately Euro 29.0 million and Euro 27.6 million in 2010 and 2009, respectively.

        These costs related to key managers who were already with the Group in 2008 and 2009 and remain in service, as well as those who became key managers in 2010.

28. EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2010 and 2009, respectively, amounting to Euro 402,187 thousand and Euro 299,122 thousand, to the number of outstanding shares—basic and dilutive of the Company.

        Earnings per share in 2010 were equal to Euro 0.88 compared to Euro 0.65 in 2009. Diluted earnings in 2010 were equal to Euro 0.87 compared to the Euro 0.65 in 2009.

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2010	2009

Weighted average shares outstanding—basic	458,711,441	457,270,491
Effect of dilutive stock options	1,823,956	667,311
Weighted average shares outstanding—dilutive	460,535,397	457,937,802
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,497,532	17,827,564

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

29. ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions in 2010 and 2009.

30. DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in the consolidated statement of income amounted to Euro 47.4 thousand (Euro 482.4 thousand in 2009).

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2010 and 2009 (Amounts in thousands of Euro):

	2010		2009
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge		(53,865)		(48,632)
Forward contracts—cash flow hedge	1,484	(4,311)

Total	1,484	58,176		(48,632)

of which:
Non-current portion
Interest rate swaps—cash flow hedge		(52,964)		(48,632)
Forward contracts—cash flow hedge

Total		(52,964)		(48,632)

Current portion	1,484	(5,212)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (Amounts in thousands of Euro):

Balance as of January 1, 2009	(40,934)

Fair value adjustment of derivatives designated as cash flow hedges	(14,809)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	5,325
Amounts reclassfied to the consolidated statement of income	29,464
Tax effect on amounts reclassified to the consolidated statement of income	(9,551)

Balance as of December 31, 2009	(30,505)

Fair value adjustment of derivatives designated as cash flow hedges	(45,034)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	15,126
Amounts reclassfied to the consolidated statement of income	41,474
Tax effect on amounts reclassified to the consolidated statement of income	(14,789)

Balance as of December 31, 2010	(33,728)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

30. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

Interest rate swaps

        The notional amount of the existing interest rate swap instruments still effective as of December 31, 2010 is reported in the following table:

Notional amount	currency

1,525,000,000	USD
250,000,000	Euro

31. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria;

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 51,794,300 options of which, as of December 31, 2010, 15,577,210 have been exercised.

        On April 29 2010, the Board of Directors granted 703,500 options to employees domiciled in the United States with a fair value of Euro 5.41 per option as well as 1,221,000 options to employees domiciled outside the United States with a fair value of Euro 5.59.

        On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company's 2006 and 2007 ordinary plans and the Company's 2006 performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options' exercise price was consistent with the market values of Luxottica shares being equal to the greater

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31. SHARE-BASED PAYMENTS (Continued)

of the stock price on the grant date of the new options or the previous 30-day average. In connection with the reassignment of options related to the Company's 2006 and 2007 ordinary plans, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20, respectively. For the new options assigned to the non-U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77, respectively.

        In connection with the reassignment of options related to the Company's 2006 performance plan, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50%, for a total amount of 5,700,000 options.

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	1,957,100
2003 ordinary plan	2,397,300	1,711,100
2004 ordinary plan	2,035,500	1,148,577
2005 ordinary plan	1,512,000	445,500
2006 ordinary plan(*)	1,725,000	—
2007 ordinary plan(*)	1,745,000	—
2008 ordinary plan	2,020,500	—
2009 ordinary plan	1,050,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-US beneficiaries	2,060,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to US beneficiaries	825,000	—
2001 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	860,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	—
2010 Ordinary plan	1,924,500	—
Total	51,794,300	15,577,210

(*)
The plan was reassigned in 2009.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Company performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

        On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20 percent up to a maximum of 1,203,600 units, at the end of the three-year vesting period and subject to the achievement at the end of the period of certain consolidated cumulative earnings per share targets related to the three-year period from 2008 - 2010. As of December 31, 2010, the consolidated cumulative earning per share targets were not achieved and therefore the plan did not vest.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009"), which can be increased by 25 percent up to a maximum of 1,793,750 units, at the end of the three-year vesting period, and subject to the achievement at the end of the period of certain consolidated cumulative earning per share targets related to the three-year period from 2009 - 2011. Management expects that the target will be met. As of December 31, 2010, 181,250 units, of the 1,793,500 granted, were forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares ("PSP 2010"), which can be increased by 25 percent up to a maximum of 865,000 units, at the end of the three-year vesting period, and subject to the achievement at the end of the period of certain consolidated cumulative earning per share targets related to the three-year period from 2010 - 2012. Management expects that the target will be met. As of December 31, 2010, 12,500 units, of the 865,000 granted, were forfeited.

        On September 14, 2004, the Company announced that its majority stockholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.à.r.l.), a holding company of the Del Vecchio family, representing at that time 9.6 million shares of the Company's authorized and issued share capital, to a stock option plan for senior management of the Company. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006. As of December 31, 2010, there were 8.1 million units still outstanding.

        The information requested by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2010 Ordinary Plan for citizens resident in the U.S.A.	2010 Ordinary Plan for citizens not resident in the U.S.A.	PSP 2010

Share price at the grant date (in Euro)	21.17	21.17	21.17
Expected option life	5.48 years	5.48 years	3 years
Volatility	30.35%	30.35%	—
Dividend yield	1.75%	1.75%	1.75%
Risk-free interest rate	2.26%	2.26%	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        Expected volatilities are based on implied volatilities from traded share options on the Company's stock, historical volatility of the Company's share price and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

        The weighted average fair value of the stock options under plans granted in 2010 was Euro 5.52. The fair value of the 2010 PSP was Euro 20.10.

        Movements reported in the various stock option plans in 2010 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2009	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2010

2001 Ordinary Plan	15.2	USD	168,900	—	(4,500)	(164,400)	—	—
2002 Ordinary Plan	17.8	USD	603,250	—	(19,000)	(482,350)	—	101,900
2003 Ordinary Plan	10.51	Euro	732,400	—	(15,000)	(221,200)	—	496,200
2004 Ordinary Plan	13.79	Euro	1,208,600	—	—	(368,877)	—	839,723
2004 Performance Plan	18.59	USD	375,000	—	—	(235,000)	—	140,000
2005 Ordinary Plan	16.89	Euro	1,132,500	—	(18,000)	(219,000)	—	895,500
2006 Ordinary Plan	22.19	Euro	170,000	—	(30,000)	—	—	140,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	120,000		(35,000)	—	—	85,000
2008 Ordinary Plan	18.08	Euro	1,948,000	—	(222,500)	—	—	1,725,500
2009 Ordinary plan for citizens not resident in the U.S.A.	13.45	Euro	378,000	—	(26,000)	—	—	352,000
2009 Ordinary plan for citizens resident in the U.S.A.	14.99	Euro	652,000	—	(83,000)	—	—	569,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	13.45	Euro	2,055,000	—	(130,000)	—	—	1,925,000
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	15.03	Euro	820,000	—	(95,000)	—	—	725,000
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.A	13.45	Euro	4,250,000	—	—	—	—	4,250,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.A	15.11	Euro	1,450,000	—	—	—	—	1,450,000
2010 Ordinary Plan—for citizens non resident in the U.S.A.	20.72	Euro	—	1,221,000	(26,000)	—	—	1,195,000
2010 Ordinary Plan—for citizens resident in the U.S.A.	21.23	Euro	—	703,500	(43,500)	—	—	660,000

Total			17,163,650	1,924,500	(747,500)	(1,690,827)	—	16,649,823

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

31.  SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2010 are summarized in the following table:

Number of options exercisable as of December 31, 2010

2002 Ordinary Plan	101,900
2003 Ordinary Plan	496,200
2004 Ordinary Plan	839,723
2004 Performance Plan	140,000
2005 Ordinary Plan	895,500
2006 Ordinary Plan	140,000
2007 Ordinary Plan	85,000

Total	2,698,323

        The remaining contractual life of plans in effect on December 31, 2010 is highlighted in the following table:

Remaining contractual life in years

2002 Ordinary Plan	0.08
2003 Ordinary Plan	1.08
2004 Ordinary Plan	2.09
2004 Performance Plan	1.08
2005 Ordinary Plan	3.09
2006 Ordinary Plan	4.09
2006 Performance Plan B	4.57
2007 Ordinary Plan	5.18
2008 Ordinary Plan	6.21
2009 Ordinary plan for citizens not resident in the U.S.A.	7.35
2009 Ordinary plan for citizens resident in the U.S.A.	7.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	6.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	7.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.A	7.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.A	7.45
2010 Ordinary Plan—for citizens non resident in the U.S.A.	8.33
2010 Ordinary Plan—for citizens resident in the U.S.A.	8.33

        With regards to the options exercised during the course of 2010, the weighted average share price of the shares in 2010 was equal to Euro 19.97.

        The Group has recorded an expense for the ordinary stock option plans of Euro 8.6 million and Euro 8.5 million in 2010 and 2009. For the performance plans, including the 2006 performance plans and the 2009 and 2010 PSP plans, the Group recorded an expense of Euro 24.3 million and Euro 16.5 million in 2010 and 2009, respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

        The stock plans outstanding as of December 31, 2010 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans, as well as all the PSP plans, are conditional upon satisfying service as well as performance conditions.

        Trends in stock option plans during the course of 2010:

	Options	Strike Price	Market Price	Notes
Options granted as of January 1, 2010
1998 Plan	3,380,400	€7.38	€18.23	(1)
1999 Plan	3,679,200	€4.38	€18.23	(1)
2000 Plan	2,142,200	€9.52	€18.23	(1)
2001 Plan	2,079,300	USD 15.20	€18.23	(1)
2001 Performance Plan	1,170,000	USD 16.06	€18.23	(1)
2002 Plan	2,348,400	USD 17.80	€18.23	(1)
2003 Plan	2,397,300	€10.51	€18.23	(1)
2004 Plan	2,035,500	€13.79	€18.23	(1)
2005 Plan	1,512,000	€16.89	€18.23	(1)
Extraordinary Plan 2004	1,000,000	USD 18.59	€18.23	(1)
2006 Plan	1,725,000	€22.19	€18.23	(1)
2006 Performance plan A	3,500,000	€22.09	€18.23	(1)
2006 Performance plan B	9,500,000	€20.99	€18.23	(1)
2007 Plan	1,745,000	€24.03	€18.23	(1)
2008 Plan	2,020,500	€18.08	€18.23	(1)
2009 Plan non US	378,000	€13.45	€18.23	(1)
2009 Plan US	672,000	€14.99	€18.23	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan—Non US	2,060,000	€13.45	€18.23	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan—US	825,000	€15.03	€18.23	(1)
2009 Plan: reassignment of the 2006 performance plan to non-US beneficiaries	4,250,000	€13.45	€18.23	(1)
2009 Plan: reassignment of the 2006 performance plan to US beneficiaries	1,450,000	€15.11	€18.23	(1)
Options granted and exercisable as of January 1, 2010
2001 Plan	168,900	USD 15.20	€18.23	(1)
2002 Plan	603,250	USD 17.80	€18.23	(1)
2003 Plan	732,400	€10.51	€18.23	(1)
2004 Plan	1,208,600	€13.79	€18.23	(1)
2005 Plan	1,132,500	€16.89	€18.23	(1)
2004 Performance Plan	375,000	USD 18.59	€18.23	(1)
2006 Plan	170,000	€22.19	€18.23	(1)
Options granted during 2010
2010 Plan non US	1,221,000	€20.72	€21.17	(2)
2010 Plan US	703,500	€21.23	€21.17	(2)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

	Options	Strike Price	Market Price	Notes
Options exercised in 2010
2001 Plan	164,400	USD 15.20	€19.97	(3)
2002 Plan	482,350	USD 17.80	€19.97	(3)
2003 Plan	221,200	€10.51	€19.97	(3)
2004 Plan	368,877	€13.79	€19.97	(3)
2004 Performance Plan	235,000	USD 18.59	€19.97	(3)
2005 Plan	219,000	€16.89	€19.97	(3)
Options forfeited in 2010
2001 Plan	4,500	USD 15.20	€19.97	(3)
2002 Plan	19,000	USD 17.80	€19.97	(3)
2003 Plan	15,000	€10.51	€19.97	(3)
2004 Plan	18,000	€16.89	€19.97	(3)
2006 Plan	30,000	€22.19	€19.97	(3)
2007 Plan	35,000	€24.05	€19.97	(3)
2008 Plan	222,500	€18.08	€19.97	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan—Non US	26,000	€13.45	€19.97	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan—US	83,000	€14.99	€19.97	(3)
2009 Plan: reassignment of the 2006 performance plan to non-US beneficiaries	130,000	€13.45	€19.97	(3)
2009 Plan: reassignment of the 2006 performance plan to US beneficiaries	95,000	€15.03	€19.97	(3)
2010 Plan Non US	26,000	€20.72	€19.97	(3)
2010 Plan US	43,500	€21.23	€19.97	(3)
Options granted and exercisable as of December 31, 2010
2002 Plan	101,900	USD 17.80	€22.87	(4)
2003 Plan	496,200	€10.51	€22.87	(4)
2004 Plan	839,723	€13.79	€22.87	(4)
2004 Performance Plan	140,000	USD 18.59	€22.87	(4)
2005 Plan	895,500	€16.89	€22.87	(4)
2006 Plan	140,000	€22.19	€22.87	(4)
2007 Plan	85,000	€24.05	€22.87	(4)

N.B. Prices are reported in Euro. The strike price of the 2001 Plan, as well as the 2001 Performance Plan, the 2002 Plan and the 2004 Performance Plan are reported in USD, as determined by the Board of Directors.

(1)
Official price on the MTA as of January 4, 2010—18.34 Euro.

(2)
Official price on the MTA as of April 29, 2010, date of grant, equal to 21.17 Euro.

(1)
Average price on the MTA in 2010—19.97 Euro.

(1)
Official price on the MTA as of December 30, 2010—22.87 Euro.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2010

32.  DIVIDENDS

        During 2010, the Company distributed an aggregate dividend to its stockholders of Euro 160.6 million equal to Euro 0.35 per share. Dividends distributed to non-controlling interests totals Euro 9.2 million.

33.  SUBSEQUENT EVENTS

        For further details on events that occurred after December 31, 2010, refer to Note 16 in the Management Report.

QuickLinks

  Exhibit 99.2
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)
  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009(*)